United States securities and exchange commission logo





                             December 18, 2023

       Linda Rubinstein
       Chief Financial Officer
       Adverum Biotechnologies, Inc.
       100 Cardinal Way
       Redwood City , CA

                                                        Re: Adverum
Biotechnologies, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-36579

       Dear Linda Rubinstein:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       5. Leases, page 96

   1.                                                   Please respond to the
following lease related comments:
                                                            You disclosed here
that you adjusted to eliminate the deferred rent receivable in 2022 because its
collectability was determined to be less than probable. Help us understand how you have
considered whether such a determination would raise similar concern for the impairment
of your right of use lease assets.
                                                            Quantify for us and
revise future filings to clearly disclose the charges to the statement of
operations as a result of lease modifications, as well as their related accounts. This
comment also applies to your 2023 10-Q filings.
                                                            As a related
matter, you disclosed under Item 9A that an immaterial non-cash lease accounting error
was identified in previously issued financial statements. Please help us understand the
nature and amount of the error, as well as how you have
                                                            assessed its
materiality.
 Linda Rubinstein
FirstName LastNameLinda Inc.
                           Rubinstein
Adverum Biotechnologies,
Comapany18,
December  NameAdverum
              2023        Biotechnologies, Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences